July 30, 2010
United States Securities
and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549-7010
Attn: Ms. Kate Tillan, Assistant Chief Accountant

Re:	Vicor Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 0-51475
Dear Ms. Tillan:
     On behalf of Vicor Technologies, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated July 20, 2010, regarding the above-referenced 10-K and 10-Q filings. Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 9A(1). Controls and procedures, page 27
1.	We note that in your response to our prior comment number three in our letter of June 22, 2010, you will again conclude that your disclosure controls and procedures were effective as of the end of the fiscal year. We further note the additional disclosures you agree to provide in response to comments 5, 9, 22 and 23. Please consider whether these additional disclosures impact management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered that supported your conclusion, given the definition disclosure controls and procedures in Rule 13a-15(e). Alternatively, please further amend your filing to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures.

Ms. Kate Tillan
July 30, 2010

Although the Company will make certain changes in its financial statements for its fiscal year ended December 31, 2009 in response to certain SEC comments, management believes that its disclosure controls and procedures were effective as of December 31, 2009. In reaching these conclusions, our Chief Executive Officer and Chief Accounting Officer considered the revisions that we will make in response to the SEC comment letters in our audited financial statements for the fiscal year ended December 31, 2009.

As noted in our prior response to comment 5 relating to reconciliation of certain numbers in our financial statements, we identified inconsistencies in the financial statement grouping of certain transactions between their classification in the statement of operations and the statement of cash flows. These reclassifications will not result in a material change to our reported results and have no impact on our previously reported net loss or on net cash used in operating activities.

The revisions in response to comments 9, 22 and 23 relate to additional requested disclosures regarding the accounting policies for beneficial conversion features, embedded derivatives and detachable warrants, contractual terms of warrants and stock option plans. This additional disclosure is expansive, does not impact the amounts reported in our 2009 financial statements and has no material impact on our financial position, results of operations or cash flows.

Therefore, we do not believe that the revisions that management has agreed to make in response to the Staff’s comments are indicative that the previously filed financial statements were materially misstated, or contained material omissions that would affect an informed reader’s evaluation of the total mix of information regarding the financial condition and results of operations of the Company.

Finally, we note the SEC’s stated position that a restatement of previously issued financial statements in itself does not indicate a weakness in a Company’s internal controls over financial reporting. Accordingly, management believes that its disclosure controls and its internal controls over financial reporting were effective as of December 31, 2009.
Consolidated Financial Statements, page F-1
2.	We note from your responses to prior comments 2-5, 9, 22, 23, 27 and 28 that you intend to amend your December 31, 2009 Form 10-K, March 31, 2010 Form 10-Q, and your Form S-1, registration number 333-167194 filed on May 28, 2010. Please note that we may have additional comments once you amend those filings.

We understand that the Staff may have additional comments following amendment of these filings.
Cumulative Effect of a Change in Accounting Principle, page F-13
3.	We have considered your response to our prior comment number 11. Please tell us your underlying assumptions and calculations as to how you determined the aggregate fair value of the derivatives at issuance and as of January 1, 2009.

Fair values were calculated using the following parameters and the Black-Scholes-Merton options pricing method.

Ms. Kate Tillan
July 30, 2010

	Issuance date during quarter ended:
				Mark to
				market at
	March 31,	June 30,	September	January 1,
	2008	2008	30, 2008	2009
Conversion feature:
Risk-free interest rate	3.30%	4.25%	3.98%	2.10%
Expected volatility	63%	63%	63%	63%
Expected life (in years)	5	5	5	5
Expected dividend yield	0%	0%	0%	0%
Calculated fair value at issuance	$1,069,000	$886,000	$252,000	$1,664,000

Warrants:
Risk-free interest rate	3.30%	4.25%	3.98%	2.10%
Expected volatility	63%	63%	63%	63%
Expected life (in years)	5	5	5	5
Expected dividend yield	0%	0%	0%	0%
Calculated fair value at issuance	$982,000	$820,000	$559,000	$1,905,000
The difference between the $4,568,000 aggregate calculated fair values at issuance date in 2008 and the $3,569,000 fair value at January 1, 2009 represents a $999,000 gain for the period from issuance through December 31, 2008 (which was recorded as a credit to accumulated deficit).
Note 4. Current Debt, page F-17
4.	Further to your response to prior comment 12, please tell us why you did not reflect the difference between the reacquisition price and the net carrying value of the debt as a loss and identify the amounts as a separate item. Refer to FASB ASC 470-50-40-2. Please also confirm, if true, that in your response ‘value’ as it relates to the preferred stock and common stock means fair value and ‘value’ as it relates to the debt means carrying value.

These transactions consisted of (i) inducements for the holders of convertible debt to tender their debt for newly issued convertible preferred stock or (ii) inducements for holders of nonconvertible debt to tender their debt for newly issued common stock. The Company views these incentives as part of its overall cost of borrowing and has grouped them within the caption “interest expense” in the statement of operations. To avoid confusion, the Company provided separate descriptive disclosures in the notes to the financial statements that explain the exchanges, the incentives and related charges. We believe that the referenced ASC does not specifically require the loss to be classified as a separate line item in the statement of operations.

We confirm that ‘value’ as it relates to the preferred stock and common stock means fair value, and ‘value’ as it relates to the debt means carrying value.

Ms. Kate Tillan
July 30, 2010

5.	We note that your response to prior comment 12 refers to an induced conversion. Please tell us whether the debt was convertible debt and how you considered the requirements of FASB ASC 470-20-40-13, 40-15 and 40-16. We note that under FASB ASC 470-20-40-16, you would recognized an expense equal to the fair value of the securities transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.

The inducements referred to in our response to prior comment 12 were intended to refer to the incentives given to the debt holders to convert their holdings from convertible debt to convertible preferred stock. Both of these securities (the convertible debt and the convertible preferred stock) are convertible into shares of the Company’s common stock. Therefore, we believe the transaction is an extinguishment of convertible debt, with the issuance of convertible preferred stock being consideration for the extinguishment. The requirements of FASB ASC 470-20-40-16 apply to inducements given to debt holders to exercise the conversion rights embedded in outstanding convertible debt, and we do not believe the requirements apply to the referenced transaction..
Note 5,- Long-Term Debt, page F-18
6.	We note from your response to prior comments 16 and 20 that you believe you provided the required disclosures in Note 7. We could not locate the disclosures describing the number or terms of the warrants that were issued with the debt, including those terms that are causing you to account for the warrants as a liability and the type of stock issuable upon exercise of the warrants (e.g., preferred stock or common stock). We also could not locate any disclosure to explain the nature of the issuance of the debt with the warrants. Please revise to provide the disclosure or tell us where it is included in the notes to your financial statements.

We direct the staff to our previously proposed revisions to our accounting policy Note 3, which address the terms of warrants and conversion rights that cause these financial instruments to be accounted for as derivative liabilities. In response to the staff’s current comment, however, we propose to modify Note 4 as follows:

2004 Notes

In 2006 the maturity date of the 2004 Notes was extended, and unamortized interest of $24,000 resulting from this event was recognized in 2008.

During 2008 holders of $340,000 of the 2004 Notes agreed to tender them to the Company in consideration for 425,000 shares of Series B Junior Convertible Preferred Stock (convertible at $0.80 per share) and warrants to purchase 425,000 shares of the Company’s common stock at an exercise price of $1.00 per share. The Company recognized a charge of $329,000 on the transaction, which was classified as noncash interest expense. The beneficial conversion feature embedded in the Series B Junior Convertible Preferred Stock and the warrants were valued at time of issuance using the Black-Scholes-Merton options pricing method with the following assumptions: risk-free interest rates ranging from 2.94% to 3.90%, expected life of 5 years, expected volatility ranging from 42% to 138% and dividend yield of zero. (The beneficial conversion feature embedded in the Series B Junior Convertible Preferred Stock and warrants are accounted for as derivative liabilities as they contain certain “down round” pricing protection.)

Ms. Kate Tillan
July 30, 2010

12% Convertible Promissory Notes

During 2008 holders of $1,427,236 of the 12% Notes agreed to tender them to the Company in consideration for 1,534,045 shares of Series B Junior Convertible Preferred Stock (convertible at $0.80 per share) and warrants to purchase 1,534,045 shares of the Company’s common stock at an exercise price of $1.00 per share. The Company recognized a charge of $522,000 on the transaction, which was classified as noncash interest expense. The beneficial conversion feature embedded in the Series B Junior Convertible Preferred Stock and warrants were valued at time of issuance using the Black-Scholes-Merton options pricing method with the following assumptions: risk-free interest rates ranging from 2.94% to 4.29%, expected life of 5 years, expected volatility ranging from 42% to 138% and dividend yield of zero. (The beneficial conversion feature embedded in the Series B Junior Convertible Preferred Stock and warrants are accounted for as derivative liabilities as they contain certain “down round” pricing protection.)

7.	Further to your response to prior comment 17, please tell us whether you have any nonemployee warrants or other securities that are not accounted for as liabilities and, if so, how you considered FASB ASC 815-40-25-19 through 25-24.
We have granted nonemployee warrants in connection with securities issuances and consulting arrangements that are not accounted for as liabilities. These are included in the 17,288,342 warrants to purchase shares of common stock, which are contained in the table provided in our response to comment 8 of this letter, and considered in Management’s periodic evaluation of the number of available common shares as provided by FASB ASC 815-40-25-19 through 815-40-25-24.
Note 6 — Preferred Stock, page F-19
8.	We note the warrants are exercisable for a period of three to ten years. Please disclose the amount of the warrants by expiration dates.
In response to the Staff’s comment, we will revise Note 6 to show the following information:

		Average
Year of		exercise
expiration	Quantity	price
2010	62,492	$2.50
2011	580,414	$2.44
2013	9,125,463	$0.95
2014	2,991,973	$0.95
2015	4,140,000	$1.00
2016	10,000	$1.25
2017	375,000	$1.00

Ms. Kate Tillan
July 30, 2010

9.	We note from your response to prior comment 20 that you believe you provided the required disclosures in Note 7. We could not locate the disclosures describing the number or terms of the warrants that were issued with the preferred stock, including those terms that are causing you to account for the warrants as a liability and the type of stock issuable upon exercise of the warrants (e.g., preferred stock or common stock). We also could not locate any disclosure to explain the nature of the issuance of the preferred stock with the warrants. Please revise to provide the disclosure or tell us where it is included in the notes to your financial statements.
We direct the staff to our previously proposed revisions to our accounting policy Note 3, which address the terms of warrants and conversion rights that cause these financial instruments to be accounted for as derivative liabilities.

In response to the staff’s current comment, we propose to revise two paragraphs of Note 6 to provide the requested information, as follows:

In 2008 the Company issued 4,781,295 shares of Series B Junior Convertible Preferred Stock (“Series B”), convertible into shares of common stock, and 5,461,155 warrants to purchase common stock, sold as a unit. The Series B and warrants are derivative financial instruments because the conversion rates embedded in the Series B and exercise price of the warrants contain “down-round” price protection. The fair values of the Series B and warrants were determined at time of issuance using the Black-Scholes-Merton options pricing method with the following assumptions: risk-free interest rates ranging from 3.30% to 4.25%, expected life of 5 years, expected volatility of 63% and dividend yield of zero. The calculated fair values of the conversion options totals $2,207,000 and of the warrants totals $2,361,000.

In 2009 the Company issued 438,460 shares of Series B, convertible into shares of common stock, and 936,306 warrants to purchase common stock, sold as a unit. The Series B and warrants are derivative financial instruments because the conversion rates embedded in the convertible preferred stock and exercise price of the warrants contain “down-round” price protection. The fair values of the Series B Junior Convertible Preferred Stock and warrants were determined at time of issuance using the Black-Scholes-Merton options pricing method with the following assumptions: risk-free interest rates ranging from 1.87% to 3.00%, expected life of 5 years, expected volatility of 63% and dividend yield of zero. The calculated fair values of the conversion options totals $252,000 and of the warrants totals $228,000.
10.	We note from your response to prior comment 20 that the preferred stock has a liquidation preference. Please tell us why you did not include the disclosure of the liquidation preference on your balance sheet as discussed in FASB ASC 505-10-50-4.
Due to the complexities surrounding the determination of liquidation preferences and the length of the required disclosure, the Company will expand upon its disclosures of the liquidation preferences for each class of preferred stock in the Note 6 to the financial statements. The balance sheet will include a specific reference to the note.

The revised Note 6 will include the following:

The Series A is senior to all other outstanding capital stock and is entitled to a liquidation preference equal to the greater of (i) the issue price per share for the Series A plus any accrued

Ms. Kate Tillan
July 30, 2010

and unpaid dividends or (ii) any accrued and unpaid dividends as of the date of the liquidation plus the amount the holder would have received if prior to liquidation the Series A had been converted into common stock. At December 31, 2009 the liquidation preference as described for item (i) totals $751,000.

The Series B is entitled to a liquidation preference after distribution or payment is made to holders of Series A equal to the greater of (i) the issue price per share for the Series B plus any accrued and unpaid dividends or (ii) any accrued and unpaid dividends as of the date of the liquidation plus the amount the holder would have received if prior to liquidation the Series B had been converted into common stock. At December 31, 2009 the liquidation preference as described for item (i) totals $5,386,000.
Note 7. Stockholders’ Equity, page F-20
11.	We note from your March 31, 2008 Form 10-Q that you extended the expiration dates for 580,858 warrants expiring in 2008 and the extension of these warrants had no accounting ramifications. Please tell us about your accounting considerations for the extension and why you did not consider the transaction similar to the issuance of a new warrant in exchange for the old expiring warrant with the difference between the fair value of the old warrant just prior to the exchange and the fair value of the new warrant treated as a preferential dividend to those warrant holders. Refer to FASB ASC 718-20-35-3. Please also tell us why you did not discuss the extension in your Form 10-K.
These warrants were originally issued in 2005 as part of our issuance of common stock. We considered the extension similar to the issuance of new warrants in exchange for the old expiring warrants. Management calculated the deemed “dividend” using the Black-Scholes-Merton options pricing method with the following assumptions: risk-free interest rate of 3.21%, expected life of 2 years, expected volatility of 50% and dividend yield of zero. This yielded a value of less than $50,000, which was not reported separately in the statements of operations or stockholders’ equity on the basis of immateriality.

The disclosure was provided in the March 31, 2008 Form 10-Q because it originated in that quarter. Management did not consider the event significant enough to repeat the disclosure in either the 2008 or 2009 Form 10-K. In response to the Staff comment, we will amend the 2009 Form 10-K to include the disclosure.
Note 9. Fair Value of Financial Instruments, page F-23
12.	Please revise the table on page F-25 to separately reflect the value of each major security type within your derivative liabilities (i.e., preferred stock conversion feature, convertible notes conversion feature and warrants) and the related assumption used to determine their fair value. Refer to FASB ASC 820-10-50-2 and paragraph 320-10-50-1B.

Ms. Kate Tillan
July 30, 2010

In response to the Staff’s comment, the Company will revise the table to separately reflect the value of each major security type and assumptions used.

The Company has two classes of securities containing embedded derivatives: warrants issued with Series B preferred stock and beneficial conversion features associated with Series B preferred stock, 8% convertible notes and 8% subordinated convertible notes. In the table below, these are shown as “Warrants” and “Beneficial Conversion”, respectively. These involve significant unobservable inputs (Level 3), and the Company has no securities in Level 1 or Level 2.

		Beneficial
	Warrants	Conversion	Total
Balance, January 1, 2009	$(1,905,000)	$(1,664,000)	$(3,569,000)
Included in earnings:
Realized loss (gain)	—	—	—
Unrealized loss (gain)	(133,000)	(161,000)	(294,000)
Purchases, sales and other	(174,000)	(193,000)	(367,000)
Settlements and issuances — net	—	—	—
Net transfers in and/or out of Level 3	—	—	—

Balance, March 31, 2009	(2,212,000)	(2,018,000)	(4,230,000)
Included in earnings:
Realized	—	73,000	73,000
Unrealized	(78,000)	(46,000)	(124,000)
Purchases, sales and other	(33,000)	(852,000)	(885,000)
Settlements and issuances — net	—	—	—
Net transfers in and/or out of Level 3	—	—	—

Balance, June 30, 2009	(2,323,000)	(2,843,000)	(5,166,000)
Included in earnings:
Realized	—	972,000	972,000
Unrealized	(762,000)	(690,000)	(1,452,000)
Purchases, sales and other	(6,000)	(1,123,000)	(1,129,000)
Settlements and issuances — net	—	—	—
Net transfers in and/or out of Level 3	—	—	—

Balance, September 30, 2009	(3,091,000)	(3,684,000)	(6,775,000)
Included in earnings:
Realized	—	37,000	37,000
Unrealized	1,172,000	1,773,000	2,945,000
Purchases, sales and other	42,000	(669,000)	(627,000)
Settlements and issuances — net	6,000	—	6,000
Net transfers in and/or out of Level 3	—	—	—

Balance, December 31, 2009	$(1,871,000)	$(2,543,000)	(4,414,000)

Ms. Kate Tillan
July 30, 2010

The Company estimates the fair value of derivatives using the Black-Scholes-Merton options price model and the following assumptions:

		Beneficial
	Warrants	Conversion
Quarter ended March 31, 2009:
Risk-free interest rate	1.87%	n/a
Expected volatility	63%	63%
Expected life (in years)	5	2 - 5
Expected dividend yield	0%	0%

Quarter ended June 30, 2009:
Risk-free interest rate	2.57% - 2.96%	2.57% - 3.02%
Expected volatility	63%	63%
Expected life (in years)	5	2 - 5
Expected dividend yield	0%	0%

Quarter ended September 30, 2009:
Risk-free interest rate	2.64% - 3.00%	1.33% -3.00%
Expected volatility	63%	63%
Expected life (in years)	5	2 - 5
Expected dividend yield	0%	0%

Quarter ended December 31, 2009:
Risk-free interest rate	2.69% - 3.02%	1.31% - 2.96%
Expected volatility	63%	63%
Expected life (in years)	5	2 - 5
Expected dividend yield	0%	0%
13.	We note your response to prior comment 24. We note from your proposed disclosure in response to prior comment 9 that you determine the fair value of a derivative at the time of its conversion or exercise. We also note from your rollforward that you reflect an amount for purchases, sales and other for the preferred stock and 8% subordinated convertible notes but you do not reflect an amount related to realized gains or losses from the derivative. Given your explanation of the nature of this account, please tell us why there is no amount reflected for realized earnings.
The derivative liabilities represent the conversion rights embedded in the convertible securities. There are no amounts shown in the rollforward for realized earnings for our Series B Preferred stock and 8% Subordinated Convertible Notes because there were no conversions during 2009 for these instruments

Ms. Kate Tillan
July 30, 2010

14.	Please tell us the significant differences in the inputs used to calculate fair value as of issuance of each security and as of December 31, 2008 and 2009 and March 31, 2010 that resulted in the changes in the fair value of your preferred stock conversion feature, warrants and debt conversion features. Please include a discussion of the mark-to-market gain of $999,000 in 2008 for purposes of your calculation of the cumulative effect as shown in your response to prior comment 11.
Aside from the base changes resulting from issuances of securities and subsequent conversions into common stock, the most significant input affecting the fair value calculations is the market price of the Company’s common stock.

During 2008 the stock prices used to value issuances were $1.00, $0.65 and $0.50 in the quarters ended March 31, June 30, and September 30, 2008, respectively. This resulted in initial valuations totaling $4,568,000. The derivatives were marked to market at December 31, 2008 for purposes of calculating the cumulative effect referred to above, resulting in a value of $3,569,000 at that date. The mark-to-market gain is the difference between the initial valuations and the December 31, 2008 mark-to-market value.

During 2009 the stock prices were $0.68, $0.69, $0.95 and $0.60 at March 31, June 30, September 30 and December 31, 2009, respectively, and $0.70 at March 31, 2010. There was a large volume of issuances of 8% Convertible Notes and 8% Subordinated Convertible Notes beginning in the second quarter of 2009 and of conversions of 8% Convertible Notes during the fourth quarter of 2009 and the first quarter of 2010. Mark-to- market gains (unrealized gains) were affected by both the relationship of the stock price at issue date and at the end of the period and also the conversion gains and losses (realized gains) incurred during a particular period.
Form 10-Q for the Quarterly Period Ended March 31, 2010
Note 3 — Summary of Significant Accounting Policies and Basis of Presentation, page 9
Revenue Recognition, page 11
15.	We have considered your response to our prior comment number 28. Please tell us the terms of the sales to your distributor, and how those terms meet the criteria of ASC 605-15-25-1.
Distributor sales meet all criteria of ASC 605-15-25-1: prices are fixed at date of sale and title passes at that time; there are no resale contingencies or rights of return; the buyers are substantive entities; and the Company has no further performance contingencies subsequent to the sale. The Company monitors distributor sales to determine the need for recognition of any costs or losses related to subsequent product returns.
16.	For sales to physicians please also tell us how you evaluate future returns under the guidance of ASC 605-15-25-3.

Ms. Kate Tillan
July 30, 2010

Because physician sales have only recently been implemented, the Company’s policy is to defer revenue and related cost of sales for equipment sales until cash is received from the physician practice. Test fees are recognized in the period the tests are performed. Payment of commissions and costs directly associated with the equipment sales are also deferred until cash is received from the physician practice.
17.	Please amend your Form 10-Q to include a discussion of your revenue recognition policies similar to your response.
We will modify the disclosures as requested by the Staff.
     In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe the responses provided above fully address the Staff’s comments. If you have any questions, please contact the undersigned at (561) 995-7313.

Sincerely,
/s/ David Fater
David Fater, Chief Executive Officer

cc:	Gary Newberry, Securities and Exchange Commission
Thomas Bohannon, Vicor Technologies, Inc.
Scott Walters, Daszkal Bolton LLP
Sharon Bradley, Daszkal Bolton LLP
Leonard Bloom, Akerman Senterfitt
Laura M. Holm, Akerman Senterfitt